UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 5)

PEC SOLUTIONS, INC.

(Name of Subject Company — Issuer)

NORTEL NETWORKS INC.
PS MERGER SUB, INC.

(Names of Filing Persons — Offerors)

NORTEL NETWORKS CORPORATION
NORTEL NETWORKS LIMITED

(Names of Filing Persons — Other Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

705107100
(CUSIP Number of Class Securities)

Nicholas J. DeRoma
Chief Legal Officer
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada L6T 5P6
(905) 863-0000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Donald Leo Toker, Jr.
Crowell & Moring LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 624-2500

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee

$471,457,100*	$55,500**

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation is based upon (i) the purchase of 27,596,601 shares (the “Shares”) of common stock, par value $0.01 per share, of PEC Solutions, Inc., at a price per share of $15.50 in cash, and (ii) the cash payable with respect to 4,135,954 options with a weighted average exercise price of $4.93 per share. The cash payments made with respect to each of the options represents the difference between the exercise price of the option or warrant and $15.50. The number of Shares and options described in items (i) and (ii) represent all of the outstanding Shares and all options with an exercise price of less than $15.50 per share of PEC Solutions, Inc. as of April 25, 2005.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously

Paid:	$55,500	Filing Party:	Nortel Networks Inc.

Form or	Schedule TO	Date Filed:	May 3, 2005
Registration No.:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

13D
CUSIP No. 705107100

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
NORTEL NETWORKS CORPORATION

2.	Check the Appropriate Box if a Member of a Group:
(a) ☐ (b) ☐

3.	SEC Use only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CANADA

	7.	Sole Voting Power:
Number of Shares Bene- ficially by Owned by Each Reporting Person With

	8.	Shared Voting Power: 26,693,725

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 26,693,725

11.	Aggregate Amount Beneficially Owned by Each Reporting Persons: 26,693,725

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

13.	Percent of Class Represented by Amount in Row (11):
96.6%

14.	Type of Reporting Person:
CO, HC

13D
CUSIP No. 705107100

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
NORTEL NETWORKS LIMITED

2.	Check the Appropriate Box if a Member of a Group:
(a) ☐ (b) ☐

3.	SEC Use only:

4.	Source of Funds:
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization:
CANADA

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power: 26,693,725

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 26,693,725

11.	Aggregate Amount Beneficially Owned by Each Reporting Persons: 26,693,725

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

13.	Percent of Class Represented by Amount in Row (11):
96.6%

14.	Type of Reporting Person:
CO

CUSIP No. 705107100	13D

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
NORTEL NETWORKS INC.

2.	Check the Appropriate Box if a Member of a Group:
(a) ☐ (b) ☐

3.	SEC Use only:

4.	Source of Funds:
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
DELAWARE

	7.	Sole Voting Power:
Number of Shares Bene- ficially by Owned by Each Reporting Person With

	8.	Shared Voting Power: 26,693,725

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 26,693,725

11.	Aggregate Amount Beneficially Owned by Each Reporting Persons: 26,693,725

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

13.	Percent of Class Represented by Amount in Row (11):
96.6%

14.	Type of Reporting Person:
CO

CUSIP No. 705107100	13D

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
PS MERGER SUB, INC.

2.	Check the Appropriate Box if a Member of a Group:
(a) ☐ (b) ☐

3.	SEC Use only:

4.	Source of Funds:
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization:
DELAWARE

	7.	Sole Voting Power:
Number of Shares Bene- ficially by Owned by Each Reporting Person With

	8.	Shared Voting Power: 26,693,725

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 26,693,725

11.	Aggregate Amount Beneficially Owned by Each Reporting Persons: 26,693,725

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

13.	Percent of Class Represented by Amount in Row (11):
96.6%

14.	Type of Reporting Person:
CO

      This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2005, as amended, by PS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nortel Networks Inc., a Delaware corporation (“Parent”), and Parent, relating to the third-party tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of PEC Solutions, Inc., a Delaware corporation (the “Company”), at a purchase price of $15.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement, respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

     This Amendment also amends and supplements and constitutes Amendment No. 1 to the Schedule 13D filed by Nortel Networks Corporation, a Canadian corporation (“NNC”), Nortel Networks Limited, a Canadian corporation which is wholly owned by NNC and is the sole stockholder of Parent, Parent and Purchaser on May 5, 2005 with the Securities and Exchange Commission with respect to the Shares.

Items 8 and 11.

     Items 8 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

     “The initial offering period for the Offer expired at 12:00 midnight, New York City time, on Tuesday, May 31, 2005. Upon the expiration of the initial offering period, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the initial offering period. Purchaser was informed by the Depositary that approximately 26,693,725 Shares were validly tendered as of the expiration of the initial offering period (including approximately 505,653 Shares tendered by Notice of Guaranteed Delivery). This number of Shares represented approximately 96.6% of the issued and outstanding Shares of the Company.

     Pursuant to the terms of the Merger Agreement, any remaining publicly held Shares (other than Shares held by the Company, Parent or the Purchaser and Shares held by stockholders who properly perfect appraisal rights under Delaware law) will be acquired for $15.50 per Share, net to the seller in cash, in a subsequent second-step merger transaction upon satisfaction or waiver of the conditions to the Merger under the Merger Agreement, including the approval of the Merger by holders of Shares if required by applicable law. As a result of the purchase of Shares by the Purchaser, it has sufficient voting power to approve the Merger without a meeting of stockholders and without the vote of any other holder of Shares.

     On June 1, 2005, Nortel issued a press release announcing the purchase of Shares in the Offer. A copy of the press release is attached to this Amendment as Exhibit (a)(1)(H) and is incorporated herein by reference.”

Item 12. Exhibits.

     Item 12 is hereby amended and supplemented to add the following exhibit:

     “(a)(1)(H) Press Release issued by Nortel on June 1, 2005.”

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: June 1, 2005

NORTEL NETWORKS INC.
By:	/s/ STEPHEN SZEREMETA
Stephen Szeremeta
Assistant Secretary, Nortel Networks Inc.

PS MERGER SUB, INC.
By:	/s/ ARNO NADOLNY
Arno Nadolny
President

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 1, 2005

NORTEL NETWORKS CORPORATION
By:	/s/ Peter W. Currie
	Name:	Peter W. Currie
	Title:	Executive Vice-President and Chief Financial Officer

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	Assistant General Counsel-Securities and Corporate Secretary

NORTEL NETWORKS LIMITED
By:	/s/ Peter W. Currie
	Name:	Peter W. Currie
	Title:	Executive Vice-President and Chief Financial Officer

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	Assistant General Counsel-Securities and Corporate Secretary